SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 12, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



CSN
Companhia Siderúrgica Nacional

CSN
Investor Tour

Casa de Pedra
December, 2018

CSN
Investor Tour

01 **Perspectives for the main business**

- Mining
- Steel
- Cement

02 **Consolidated financial forecast**

03 **Q&A**

04 **Visit to Casa de Pedra Mine**

Background:
Favorable global and local context

GDP Growth (%)[1]

USA

2017	2018e	2019e
2.22	2.88	2.54

China

2017	2018e	2019e
6.86	6.60	6.18



Brazil

2017	2018e	2019e
0.98	1.44	2.37

↑ **Upside Risk!**

World

2017	2018e	2019e
3.74	3.73	3.65

[1]Source: World Economic Outlook Database, 2018 (IMF) (GDP at current prices)


Mining

Global Iron Ore Market: Consistent Demand and Balanced Supply

China has revoked about 1/3 of its mining companies' environmental licenses.

Estimate ~30-50% of steel capacity is impacted by pollution control policies.

Limited supply of iron ore, reflecting falling corporate investment in recent years, is another factor that could help sustain prices.

Supply Demand Balance
(2019, Mt)



18
14
-18
-8
-7
-1
+O: Brasil
+O: Austrália
+O: China
-D: China
-D: EUR,ME,JKT
Balanço O-D

Capex reduction of Australian miners[1] in recent years



CAPEX Consolidado (US$ bilhões)
2010
2011
2012
2013
2014
2015
2016
2017

*Consolidated ore capex

Price of Mfe in Expected Rates



Platts 62% Fe ($/dmt)
195
155
115
75
35
Market Boom
Excess of ore supply
Price Stable since 2017
2011
2012
2013
2014
2015
2016
2017
2018

Fonte : WoodMackenzie, Platts, Santander

Chinese Market: Focus on Productivity and the Environment Awarding quality

China: Steel Industry



Capacity (Mt)
Utilization (%)
1.160
1.120
1.080
1.040
1.000
100%
90%
80%
70%
60%
2014
2015
2016
2017
2018e

Qualities Adjustments



SiO2 (4,5-6,5%) $/dmt
SiO2 (6,5%-9,0%) $/dmt
Al2O3 (1,0-2,5%) $/dmt
9,0
6,0
3,0
0,0
jan-17
jul-17
set-17
nov-17
jan-18
jul-18
set-18
nov-18

Supply/Quality of Iron Ore(Mt)



Austrália
Southeast Brazil
China
Al2O3c
SiO2
SiO2
Al2O3
SiO2
Al2O3
4%
-14%
-41%
522
542
156
134
221
131
10M17
10M18
10M17
10M18
10M17
10M18

Evolution of Premiums



30
20
10
0
-10
-20
-30
-40
Fe 65% vs. Fe 62%
Fe 58% vs. Fe 62%
+US$16/DMt
(US$24/DMt)
jan-15
abr-15
jul-15
out-15
jan-16
abr-16
jul-16
out-16
jan-17
abr-17
jul-17
out-17
jan-18
abr-18
jul-18
out-18

Source: NBS, OECD, PPA, LBH, Platts

New context, New Masterplan: Independence of Dams, Focus on Quality and Gradual and Profitable Expansion

CSN
Companhia Siderúrgica Nacional

PRESENTE → **FUTURE**

Quality
- ✓ Magnetic Concentration Plants
- ✓ Concentrating Spiral Plant

Independence of Dams
- ✓ Tailing Filtering Plants
- ✓ Magnetic Concentration Plants
- ✓ Preparation areas for Stacking

Cost Competitiveness
- ✓ Dry Production Logistics

Gradual Expansion
- ✓ Itabirito Plants

Greater Utilization of Reserves, Premium Products at Competitive Costs

Masterplan CSN Mineração: Production of Pellet Feed (65% Fe) more than double its participation until 2023

Production Volumes of Mfe (Mtpa)



Magnetic Concentration, Product and Filtering
Filtering Reject I
Filtering II
Spirals
Granulated Rebrite
Logistics
Processing dry
Itabirite Plant
10Mtpa
28.5
3.5
25.0
31.5
5.9
25.6
30.7
5.4
25.3
31.2
9.0
22.2
36.6
14.3
22.2
38.0
14.3
23.7
2018e
2019e
2020e
2021e
2022e
2023e
Sinter Feed/Lump
Pellet Feed

TODAY: Increased production and quality at competitive costs as a reflection of investments in progress

CSN Mineração currently recovers its previous production pace with substantial improvements in quality and positive impact on price achievement.



Production + Premium
Production (Mt)
Premium vs. Platts62 ($/dmt)
-8.2
-3.0
-0.3
2.1
6.4
6.1
6.7
7.6
4Q17
1Q18
2Q18
3Q18
Production rate
26Mtpa
31Mtpa



CSN 3Q18 CFR Cash Cost
US$/wmt I Platts US$/dmt
Platts
67
Average 2015-18 = US$21,2
12
5
3
20
17
37
Production
Rail
Port
FOB Port
Freight*
CFR China
*C3 - 10/Dec/18



Quality Export
Fe (%)
62,1
62,5
SiO_2 (%)
6,4
5,8
Al_2O_3 (%)
1,6
1,6
2017
3Q18 LTM

Source: Platts 62%

TODAY: Low Production Cost and Diversified Consumer Market Guaranteeing Strong Cash Generation and EBITDA

Sales Volume

Mt



37
33
34
1
4
5
8
19
1
3
4
5
19
2
2
5
7
18
China
Europe
Asia - Ex - China
Middle East
Domestic market
2016
2017
3T18 LTM

Net Revenue and Ore Price¹ R$ MM | US$/dmt



58
71
68
4,582
4,621
5,318
2016
2017
3Q18 LTM

EBITDA/ton

R$/t | US$/t



47.5
60.0
62.0
13.6
18.7
17.6
2016
2017
3Q18 LTM

EBITDA e EBITDA Margin

R$ MM | %



38%
42%
40%
1,759
1,947
2,136
2016
2017
3Q18 LTM

1 Price according to the Platts Index 62%

FUTURE: Gradual Production Growth exploring Itabirite's reserves for Pellet Feed

Reserve Benchmarking in Latin America[1] (Mtpa)

CSN Mineração has more than 6 billion tons of resources and 3 billion reserves.



3,021
2,600
944
434
CSN
USIMINAS
GERDAU
ArcelorMittal

[1]Does not consider Vale

Fe Content Benchmarking (AME)

Top 10 - Level Rank among mines with more than 800 million reserves[2], generating high Fe content and low contaminants.



3rd
66.8%
65.3%
64.0%
64.0%
63.1%
63.1%
62.6%
62.3%
62.3%
57.0%
Carajás S11D
Carajás Serra Norte
Casa de Pedra & Engenho
Bailadila Mines
Mariana Complex
Itabira Complex
Mount Whaleback
Minas Itabirito Complex
Vargem Grande Complex
Christmas Creek
VALE
VALE
CSN
NMDC
VALE
VALE
BHP
VALE
VALE

Reservas (Mt) & Rank - AME

4,195	2,169	3,021	1,238	4,100	920	1,133	2,887	1,543	830
#1	#5	#3	#7	##2	#9	#8	#4	#6	#10

Source: AME, CSN and SNOWDEN data. (1) ArcelorMittal mines have an average Fe content of only 32.5%. (2) Based on available AME data (3) Represents the expected 2023, full year of production of 10 Mtpy of high quality pellet feed at the Itabirito I / CSN estimate plant

FUTURE: Itabirite Project of CSN Mineração positioned in the first quartile of costs and better perspective of return rate

CSN
Companhia Siderúrgica Nacional

Global Curve of Iron Ore Cost

(Pellet Feed 62% Fe)

CFR Cash Cost(1) (US$/t) / Accumulated Production 2022 (Mt)


CFR Cash Cost (US$/t)
120
100
80
60
40
20
0
0 15 30 45 60 75 90 105 120 135 150 165 180 195 210 225
BLACKIRON
VALE
NLMK
ANGLO AMERICAN
ALDERON
Rio Tinto
IRON ROAD
CAP
USIMINAS
BEMISA
ArcelorMittal

Return rate % Fe for Project


Post tax IRR (%)
25
20
15
10
5
0
-5
55
60
65
70
75
Fe Grade (%)
Casa de Pedra expansão
Hawsons
Mary River Phase 2
Marillana
Kami
Simandou
Central Eyre Iron Ore
Mary River Phase 1
Pedra de Ferro
Buckland
Coruna Downs
Pilbara Iron Ore Project
Maverick
Glotberget
Southdown

Woodmack, relatório CRU de 2017 e projeção CSN. (1) O custo total considera o custo de mineração, custos de processamento, custos de transporte, custos portuários, custos marítimos, despesas gerais e royalties e impostos.

FUTURE: Investments in capacity building, increase of premium products and reduction of costs, will add US$410MM/year to EBITDA in 2023

Capex 2018-2023:

USD740MM:

- US$300MM: ECA financing line (projects under execution)
- US$440MM: Itabirite-project with potential partner

EBITDA gains in US$ MM[1]
2019-2023



180
150
80
410
Δ US$11/t
Δ Volume
Δ Premium
Δ Cost reduction
Δ TOTAL

[1] Considering current price, exchange and cost assumptions



Steel

Global Market: Heated Demand and Balance in China Support Prices

Apparent Consumption of Flat Steel

(Mt)



1,6% a.a.
500
450
400
350
300
120
110
100
90
80
2018e
2019e
2020e
2021e
2022e
2023e
World (LHS)
China (RHS)

Chinese Steel Exports

(Mt)



10,9
10,3
9,0
8,8
7,7
8,1
7,8
7,4
5,8
7,6
6,5
7,0
6,8
7,0
6,5
5,1
5,0
5,4
5,7
4,7
4,9
5,7
6,5
6,9
6,9
5,9
5,9
6,0

Evolution Export Price in China

(US$/t)



777
867
775
771
731
524
582
709
768
737
747
741
743
633
736
653
617
548
377
415
564
644
592
594
585
576
HRC
HDG
2010
2011
2012
2013
2014
2015
2016
2017
2018e
2019e
2020e
2021e
2022e

Source: Worldsteel Short Range Outlook 2018/2019 (Plan+Long)
CRU Steel Sheet Products Market Outlook Oct18

China: Lower Capacity Cuts Resulted in Lower Short-Term Prices



Evolution of Domestic Prices China
Ex-Warehouse (US$/t)
HR
CR
HDG
Feeling + Seasonality
G20
769
777
777
786
787
788
746
740
741
737
735
723
715
705
693
661
637
609
625
737
743
719
709
715
719
696
704
707
703
702
690
677
671
664
633
621
589
613
656
659
637
647
669
661
633
634
630
623
619
612
602
587
576
556
543
519
543
jan-18
fev-18
mar-18
abr-18
mai-18
jun-18
jul-18
ago-18
set-18
out/W1
out/W2
out/W3
out/W4
out/W5
nov/W1
nov/W2
nov/W3
nov/W4
dez/W1
Source: CRU International Prices Database (06-Dec18)

Brazil Market: Economic Recovery Supporting Demand for Steel

Auto

10 %

Auto Production
(%)



-10%
24%
10%

Construction

3.5%

Real Growth of Construction
(%)



-5%
-6%
1%

Industry

3.0%

Brazilian Industry GDP
(%)



-4%
0%
1%
2016
2017
2018e

Apparent Consumption Flat Steel Brazil
(kt)



9%
13%
12%
12%
+6.0%
10,250
11,405
12,672
13,426
2016
2017
2018e
2019e
62%
68%
74%
78%
Capacity Utilization
Flat steel
Penetration of Imports%

Source: ANFAVEA, Bradesco, IBGE e BACEN

Brazil Market: Premiums on Imports of Flat Steel

Evolution of the HRC and HDG
(%) | BRL/USD


HRC
Md Mix CSN¹
Exchange rate
3.20
3.21
3.25
3.55
3.96
6%
9%
10%
2%
4%
3%
-1%
-3%
-10%
-7%
3Q17
4Q17
1Q18
2Q18
3Q18

Source: CRU / Elaboração Interna / ¹Mix HRC, Zincado e Galvalume

Performance 2018 CSN:
Recovery of Market Share, Mix and Margins

CSN gained space in the domestic market with above average growth and significant gains in sales of coated

Sales Volume Flat Steel Brazil

Kt | %



26
23
25
3,351
3,585
3,803
24%
28%
20%
76%
72%
80%
2016
2017
3Q18 LTM
Domestic
Exterior
Market Share

% Mix Sale Domestic steel



100%
32%
31%
34%
68%
69%
66%
2016
2017
3Q18 LTM
Coated¹
Uncoated

Comparison Coated: CSN vs. Market

(kt)



826
2,803
818
3,122
1,048
3,334
2016
2017
3Q18 LTM
Domestic Sales
Apparent Consumption

Gross margin %



21%
21%
21%
18%
15%
15%
2016
2017
3Q18 LTM
Domestic margin %
Exterior margin %

¹galvanised

Source: IABr / Elaboration CSN

TODAY: Domestic Market Recovery Generating Significant Value for the Steel Business



Total Steel Sales Volume
kt
+5%
4,857
4,916
5,142
176
258
1,816
2,607
233
313
1,768
2,602
198
265
1,615
3,064
2016
2017
3Q18 LTM
Flat Domestic market
Subsidiaries Abroad
Flat Abroad market
Long Steel BRZ



Total Steel EBITDA
R$ MM | % EBITDA Margin
+31%
16.0%
16.3%
18.0%
1,887
2,116
2,765
2016
2017
3Q18 LTM
EBITDA
EBITDA Margin

Focus 2019-2023: Modernization of Flat Steel Facilities allowing growth and productivity gains

CSN intends to invest R$1.3bn between 2019 and 2023 in steel projects.


Prolonging Campaigns Coke Battery
Modernization Stripping Lines
Revamp Blast Furnaces (Campaign Extension)
Modernization of Sintering
Revamp Hot Strip Line
2023

CSN also has strategic options to increase the capacity of Coated:

- New Galvanizing Line
- Pre-Painted Expansion
- Galvalume Expansion



FUTURE: Investments in Metallurgy will increase operational efficiency and reduce costs and add R$1,130MM/year to EBITDA in 2023

Capex 2019-2023:

R$1,300MM



EBITDA gains in R$ MM[1]
2019-2023
720
410
1,130
Δ R$237/t
Δ Cost
Δ Volume
Δ TOTAL

[1] Considering current premises of prices, exchange and cost. Sales Volume of Flat Steel Brazil



Cement

Integration, Scale, Privileged Logistics and Strong Market Positioning, Enabled Expressive Increase of Market Share

CSN has achieved in recent years a significant market affiliation in the southeast region:

Market Share Southeast
%



8%
92%
13%
87%
2015
2018e
CSN
Other Players

Cement consumption has exceeded an inflection point by the end of 2017 and it is expected to enter into an extended recovery in 2019+

EBITDA
R$ MM | % EBITDA Margin



+385%
14%
4%
3%
22
15
74
2016
2017
3Q18 LTM

FUTURE: Resumption of Consumption Will Allow Gradual Recovery of Prices (Historic Landmarks) and Margins

Apparent consumption of cements in the southeast
kt



27,994
24,789
23,389
23,038
23,845
-2%
+4%
2015
2016
2017
2018e
2019e

Cimentos Brasil Selling Price
US$/t | Base 100 = 2010



100
111
96
92
91
69
61
64
58
2010
2011
2012
2013
2014
2015
2016
2017
2018

Source: SNIC / Informações CSN



Consolidated Financial Vision

Strengthening the Balance Sheet: A Three-Frontier Strategy

CSN has made significant progress in recent months



Asset Sales
Comprehensive asset sales plan
1
Reduction of the Liquidity Pressure:
Settlement of debts (BB, Caixa and others).
New Loans
2
Improved Operating Results
Growing operating cash flows allow quick debt repayments
3

Indebtedness - Net Debt / Adjusted EBITDA[1]

R$ Bl | (x)



Net Debt
Net Debt/Adjusted EBITDA¹
Target 3.5x
6-12 Months Target 3.5x
8.27x
7.36x
6.09x
5.45x
5.67x
5.48x
5.66x
5.82x
5.34x
4.93x
25.9
25.8
24.8
25.5
26.8
25.7
26.3
26.5
27.1
27.1
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18

Exchange Rate Focus (R$3,70 Md18)

[1] Includes proportional participation in MRS (37.27%)

1 Short Term Alternatives

European Asset Sale (SWT)



- ✓ Non-binding proposals received on Sep/18

Prepayment


CSN
JKTC
CSN
MINERAÇÃO
Trading

- ✓ Agreement of fixed volumes for a determined period, without risk sharing
- ✓ An essentially commercial operation without recognition as debt

Streaming


CSN
JKTC
CSN
MINERAÇÃO
Investidor

- ✓ Future sale of percentage of production for the life of the mine, with risk sharing
- ✓ Equity treatment by most rating agencies
- ✓ Quick negotiation without change of governance

1 Short-term Deleveraging Plan



R$ MM
5.900
Europe + Mining Assets
4.000
LLC
1.900
17 x EBITDA
340
Sale of Assets Cash / Financing
3Q18 EBITDA LTM from target assets

2

Current Debt Rescheduling Efforts Eliminate Refinancing Risks

Lenders already renegotiated

- Banco do Brasil (Jan)
- Caixa Econômica (Jul)
- Bond 2023 (Feb)
- Santander (Oct)

Next Steps - Until 1Q19

- Bradesco
- Bonds (2019/2020)

Debt Amortization[1]

R$ bi



13.7
12.7
Asset Sales
4.0
Usiminas
1.1
Cash flow 2018-2020
4.5
Cash EOP 2017
4.1
Cash
Amortização 2018-2020
Reduction of R$1.8 billion in amortization
6.0
2.2
7.2
4.6
7.6
5.9
2.2
3.3
1.8
3.1
4.1
9.4
2018
2019
2020
2021
2022
After 2023
Original
Original after renegotiation

[1]IFRS: does not consider participation in MRS (37.27%)
[2]Cash Generation considers: Operational Generation after financial expenses, CAPEX and before depreciation
[3]Amortizations between 2018 and 2020 in the scenario after next steps

3

Strong EBITDA Growth and Cash Flow Generation

Adjusted Consolidated EBITDA[1]

R$ MM | % EBITDA Margin



23%
24%
24%
4,075
4,644
5,492
2016
2017
3Q18 LTM

CAPEX

R$ MM



1,638
1,065
1,155
2016
2017
3Q18 LTM

Working Capital

Days



-29
78
35
94
-51
67
34
95
-62
49
25
85
-61
2016
2017
3Q18 LTM
Receipts
Storage
Suppliers

Free Cash flow

R$ MM



-531
11
3,211
2016
2017
3Q18 LTM

[1] Includes proportional participation in MRS (37.27%)

Leverage Indicator Showing Lowest Level since 3Q14



8.2x
6.3x
5.7x
5.8x
5.3x
4.9x
3.5x
target
26,499
25,831
26,268
26,508
27,125
27,057
2015
2016
2017
1Q18
2Q18
3Q18
Adjusted EBITDA¹ LTM
3,251
4,075
4,645
4,554
5,078
5,492
Net Debt
Net Debt/EBITDA
target

[1] Inclui participação proporcional na MRS (37,27%)


Thank you!
CSN
Companhia Siderúrgica Nacional